HIVE Digital Technologies Reports September 2024 Performance: 112 Bitcoin Mined, HODL Portfolio Reaches 2,604 Bitcoin a Growth of 50% over 12 Months

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - October 4, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") a leading innovator in sustainable blockchain infrastructure, is pleased to announce its unaudited production results for September 2024. The company mined 112 Bitcoin, increasing its HODL portfolio by 1.4%, on a month over month basis, reaching a total of 2,604 BTC. HIVE maintained strong Bitcoin mining capacity, ending the month with 5.6 Exahash per second (EH/s) and an average capacity of over 5.3 EH/s, utilizing primarily hydroelectric power (all amounts in US dollars, unless otherwise indicated).

September 2024 Highlights:

  Bitcoin Production: 112 Bitcoin mined in September.
  Mining Capacity: Reached an ASIC mining capacity of 5.6 EH/s, demonstrating a fleet efficiency of 23 joules per terahash (J/TH).
  HODL Expansion: Increased Bitcoin holdings to 2,604 BTC, a 1.4% growth from the previous month.
  Operational Efficiency: Averaged 21.1 Bitcoin per Exahash, with a consistent average hashrate of 5.3 EH/s, resulting in a daily production rate of 3.73 BTC.

Strategic Bitcoin Holdings:

With a Bitcoin HODL valued at over $160 million as of September 30, 2024, HIVE highlights its attractive enterprise value compared to peers in the industry.

Executive Insights:

Frank Holmes, Executive Chairman, commented, "September was a productive month, which included our sponsorship of major blockchain events in Europe. HIVE is also listed in Germany. We're progressing well with our growth plan in Paraguay, with a goal to be 2% of the Bitcoin mining network by late 2025, which equates to around 9 Bitcoin produced daily. By the end of September, we were already achieving over 4 Bitcoin per day."

Aydin Kilic, President and CEO, added, "Our primary focus is on upgrading our ASIC fleet, currently operating at 128 MW. Over the next six months, we'll be enhancing efficiency by replacing older ASICs with S21 Pro models. This upgrade is expected based on factors known today to lower our Bitcoin production cost to approximately $28,500 at current difficulty levels."

Sweden's Grid Balancing Contribution

Johanna Thörnblad, HIVE's Country President for Sweden, emphasized HIVE's pioneering role in grid balancing. "With our proprietary software, we can swiftly adjust from 30 MW to any required level within seconds, supporting the community during critical moments. This time, our flexibility ensured uninterrupted power supply to essential services, including hospitals and police facilities. We're proud to be reliable team players in Boden, and our proactive efforts contribute to maintaining a healthy and resilient local ecosystem. By balancing energy demands, we not only support community infrastructure but also minimize environmental impact, promoting sustainability in every aspect of our operations."

Financial and Operational Preparedness

With a recently filed Base Shelf Prospectus for $300 million, HIVE is well-positioned to support ongoing ASIC upgrades and expansion in Paraguay, ensuring sustained growth and operational excellence.

HIVE is excited to partner with Stifel, a highly respected leader in the financial industry, for our At-The-Market (ATM) offering. Stifel's extensive experience and impressive track record make them the ideal partner as we look to strengthen our capital-raising strategy and continue our growth journey.

Stifel brings a breadth of capabilities that align with HIVE growth objectives such as wealth management and financial advisory services, banking and trust services, institutional growth and research expertise, small cap research, and financial performance and asset management.

Stifel's proven expertise in managing numerous active ATMs for growing mid-cap technology companies, along with their well-established network, positions HIVE for a successful growth. Their extensive capabilities across wealth management, institutional services, and research make them uniquely qualified to support HIVE in driving sustainable development and creating value for all our stakeholders. Partnering with a financial powerhouse like Stifel will help us reach new investors and enhance our market presence as we continue to lead in the digital asset space. Any use of proceeds will be aligned with the Company's general corporate requirements, debt repayments and potential future acquisitions.

Stifel's wholly owned subsidiaries operate more than 400 offices with more than 9,000 associates in North America and Europe and are entrusted with $406 billion in client assets as of March 31, 2023.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates predominantly green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

  Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.

  Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

  Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.

  Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies. Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,500 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for September 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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